Cheval Resources Corporation
1441 Ocean Drive
Vero Beach , Florida 32963
772.234.9999

August 6, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:      Cheval Resources Corporation
Registration Statement on Form S-1
File No. 333-215849

Re:        Request for Accelerated Effectiveness of Registration
Dear Mr. Kluck:
Cheval Resources Corporation, hereby requests that its registration statement on Form S-1, File No. 333-215849 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on August 10, 2018, at 1pm. EST, as assumed or thereafter as practical.
The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,
/s/ Rory O'Dare
Rory O'Dare, President
Cheval Resources Corporation